SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
Annual Report
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission file number: 1-5256
VF CORPORATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
(Full title of plan)
VF Corporation
105 Corporate Center Blvd.
Greensboro, NC 27408
(Address of principal executive offices)
(336) 424-6000
(Registrant’s telephone number, including area code)

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
Table of contents

Page No.

Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2008 and 2007	5

Statement of Changes in Net Assets Available for Benefits, For the Year Ended December 31, 2008	6

Notes to Financial Statements	7-11

Supplemental Schedules:

Schedule H, Line 4i Schedule of Assets (Held at End of Year)	12

Schedule H, Line 4a Schedule of Delinquent Participant Contributions	13

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VF Corporation Retirement Savings Plan for Salaried Employees
By:	/s/ Frank C. Pickard III
Frank C. Pickard III
Vice President — Treasurer VF Corporation

Date: June 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
VF Corporation Retirement Savings Plan for Salaried Employees
We have audited the accompanying statements of net assets available for benefits of the VF Corporation Retirement Savings Plan for Salaried Employees (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the VF Corporation Retirement Savings Plan for Salaried Employees as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules at and for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Dixon Hughes PLLC
Winston-Salem, North Carolina
June 24, 2009

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2008	2007

ASSETS
Investments at fair value
Plan’s interest in the VF Corporation Tax-Advantaged Savings Plan Master Trust	$394,931,538	$567,805,828
Participant loans	10,822,658	11,230,887

Total investments	405,754,196	579,036,715

Receivables
VF Corporation contribution	1,043,555	806,527
Participants’ contributions	19,571	—

	1,063,126	806,527

Total assets	406,817,322	579,843,242

LIABILITIES
Excess contributions payable	206,387	195,297

Net assets available for benefits	$406,610,935	$579,647,945

See accompanying notes to financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2008
Investment income (loss)
Plan’s interest in net investment loss of the VF Corporation Tax-Advantaged Savings Plan Master Trust	$(145,760,013)
Loan interest	744,220

(145,015,793)

Participants’ contributions	23,300,531
VF Corporation contributions	11,898,868

35,199,398

Benefits paid to participants	(62,639,233)
Administrative expenses	(581,382)

(63,220,615)

Net decrease in plan assets during year	(173,037,010)

Net assets available for benefits
Beginning of year	579,647,945

End of year	$406,610,935

See accompanying notes to financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE A — DESCRIPTION OF THE PLAN
The following description of the VF Corporation Retirement Savings Plan for Salaried Employees (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
VF Corporation (“VF”) sponsors the Plan, which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is comprised of two parts: a contributory “Compensation Deferral” part and a noncontributory “Retirement Contribution” part.
Under the Compensation Deferral part of the Plan, salaried employees of specified VF subsidiaries may elect to contribute between 2% and 50% of their pre-tax annual compensation, as defined in the Plan, subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Effective January 1, 2005, VF added a noncontributory retirement contribution feature for employees hired after December 31, 2004 and certain other eligible employees. Eligible employees are automatically enrolled in the Retirement Contribution feature. VF makes quarterly retirement contributions to the Plan in an amount equal to a percentage of eligible employee earnings based on each employee’s continuous service with VF since January 1, 2005. The VF contribution ranges from 2% of earnings for participants with less than 10 years of VF service (which is all current participants) to 5% of earnings for participants with 20 or more years of VF service. Employees immediately vest in their contributions plus actual earnings thereon. Employees vest in the retirement contribution feature plus actual earnings thereon ratably by month and are fully vested after 5 years of service or normal retirement, disability or death.
Plan investments (excluding participant loans) are held in the VF Corporation Tax-Advantaged Savings Plan Master Trust (“VF Master Trust”) administered by Fidelity Management Trust Company (“Fidelity”). Fidelity provides unified investment management for certain retirement savings plans of VF Corporation. Employee contributions under the Compensation Deferral feature are invested at the direction of the employee in one or more funds administered by the Plan’s trustees. All Plan investments in the VF Master Trust are trusteed by Fidelity, with the exception of one fund trusteed by UMB Bank, n.a. (“UMB Bank”). VF contributions in the Retirement Contribution feature are invested in the same investment selections as a participant has chosen for his Compensation Deferral balance, except that contributions cannot be invested in VF Common Stock. VF contributions for the Retirement Contribution feature for those not participating in the Compensation Deferral feature are invested as directed by those individual participants.
Individual accounts are maintained for each participant; each account includes the individual’s contributions, VF retirement contributions and investment funds’ earnings, reduced by administrative expenses and investment funds losses. Accounts become payable upon retirement, disability, death or termination of employment. Participants may elect to receive distributions in a lump sum, or accounts may be rolled over into another IRS-approved tax deferral account. Participants may also withdraw all or a portion of their Compensation Deferral account balance by filing a written request that demonstrates financial hardship as defined by the Plan.
Forfeitures are used to reduce future retirement contributions or pay Plan expenses. Unused forfeitures at December 31, 2008 and 2007 available to reduce future retirement contributions or expenses totaled amount $1,035,504 and $845,904, respectively. During 2008, forfeitures of $487,338 were used to reduce retirement contributions or pay Plan expenses.
Participants may borrow the lesser of 50% of the participant’s total account balance, or $50,000, in the Compensation Deferral portion of the Plan. Participants are charged interest at the Morgan Guaranty “Published” prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payments are made through payroll deduction. Payment in full is required at termination of employment.
Although it has no intent to do so, VF may terminate the Plan in whole or in part at any time. In the event of termination of the Plan, participants became fully vested in their accounts.
NOTE B — SIGNIFICANT ACCOUNTING POLICIES
The financial statements of the Plan are prepared on the accrual basis of accounting.
The Plan’s allocated share of the VF Master Trust’s net assets and investment income is based on the total of each individual participant’s share of the VF Master Trust. The investments of the VF Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note G for discussion of fair value measurements. Purchases and sales of securities, including gains and losses thereon, are recorded on the trade date. Dividends are recorded on the ex-dividend date; interest is recorded as earned on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The Plan adopted SFAS No. 157 effective January 1, 2008. See Note G.
The Plan’s administrative expenses are paid by either the Plan or VF, as provided by the Plan document.
Benefits are recorded when paid.
In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
The Plan provides for various mutual fund investment options in equities and fixed income securities. The Plan also provides for investment in VF Common Stock. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
NOTE C — INCOME TAX STATUS
The Internal Revenue Service has issued a favorable determination letter dated September 23, 2002 stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (“IRC”) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE D — RELATED PARTY TRANSACTIONS
Related parties to the Plan include VF (the Plan sponsor) and Fidelity and UMB Bank (the Plan’s trustees). Certain investments in the VF Master Trust are funds managed by Fidelity and UMB Bank, and therefore transactions in these investments qualify as exempt party-in-interest transactions. The Plan also invests in the common stock of the Plan Sponsor. These transactions also qualify as exempt party-in-interest transactions.
NOTE E — INVESTMENTS IN THE VF MASTER TRUST
Except for participant loans, all the Plan’s investments are included in the VF Master Trust, which was established for the investment of assets of this Plan and the VF Corporation Retirement Savings Plan for Hourly Employees. Each participating retirement plan has an undivided interest in the VF Master Trust. At December 31, 2008 and 2007, the Plan had a 97.8% and 97.9% interest, respectively, in the net assets of the VF Master Trust.

The following represents investments and net appreciation in fair value of investments, interest and dividend income and other receipts of the VF Master Trust:

	December 31
	2008	2007
Investments at fair value:
Mutual funds	$244,929,721	$370,067,051
VF Corporation common stock fund	84,378,388	114,545,959
Common collective trust	20,081,003	35,127,303
Pro Capp Fixed Income Fund Government, municipal and corporate bonds	49,578,446	45,316,888
Money market	3,737,578	13,628,338
Other	692,327	586,407

Total investments	403,397,463	579,271,946

Receivables
Interest and dividend income	746,324	475,857
Net unsettled trades	(238,720)	110,550

Net assets	$403,905,067	$579,858,353

Investment income for the VF Master Trust is as follows:

Year ended
December 31, 2008

Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$(131,191,919)
Government and agency bonds	2,435,707
Common collective trust	(12,489,194)
VF Corporation common stock fund	(19,710,315)

Total	(160,955,721)

Interest and dividends	12,710,318

$(148,245,403)

NOTE F — EXCESS CONTRIBUTIONS
Participants’ contributions for the year ended December 31, 2008 are net of payments of $206,387 made in February 2009 to certain active participants to return to them excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.
NOTE G — FAIR VALUE MEASUREMENTS
FASB Statement No. 157, Fair Value Measurements, establishes a three-level hierarchy that distinguishes between (i) market data obtained or developed from independent sources (i.e., observable data inputs) and (ii) a reporting entity’s own data and assumptions that market participants would use in pricing an asset or liability (i.e., unobservable data inputs). Financial assets and financial liabilities measured and reported at fair value are classified in one of the following categories, in order of priority of observability and objectivity of pricing inputs:
•	Level 1 — Fair value based on quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Fair value based on significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities or (iii) information derived from or corroborated by observable market data.

•	Level 3 — Fair value based on prices or valuation techniques that require significant unobservable data inputs. Inputs would normally be a reporting entity’s own data and judgments about assumptions that market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Mutual funds — public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of             shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.
Common stock fund — valued at the year-end unit closing price (comprised of year-end market price for shares held by the VF Corporation common stock fund plus the value of money market reserves), and classified within level 2 of the valuation hierarchy.
Common collective trust — public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unity price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.
Government, municipal, and corporate bonds — valued based on yields currently available on comparable securities of issuers with similar credit ratings. The bonds are classified as level 2 in the valuation hierarchy.
Money market fund — investment vehicle valued using $1 for the NAV. The money market fund is classified within level 2 of the valuation hierarchy.
Loans to participants — valued at amortized cost, which approximates fair value and are classified within level 3 of the valuation hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the VF Master Trust assets at fair value as of December 31, 2008:

		Fair Value Measurement Using:
		Quoted Price	Significant
		in Active	Other	Significant
	Total	Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Description:
Mutual funds	$244,929,721	$244,929,721	$—	$—
VF Corporation common stock fund	84,378,388	—	84,378,388
Common collective trust	20,081,003		20,081,003
Pro Capp fixed income fund:
Government, municipal and corporate bonds	49,578,446		49,578,446
Money market	3,737,578		3,737,578
Other	692,327		692,327

Total	$403,397,463	$244,929,721	$158,467,742	—

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Fair Value Measurement Using:
		Quoted Price	Significant
		in Active	Other	Significant
	Total	Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Description:
Participant loans	$10,822,658	—	—	$10,822,658

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$11,230,887
Issuances and settlements (net)	(408,229)

Balance, end of year	$10,822,658

NOTE H — DELINQUENT PARTICIPANT CONTRIBUTIONS
During the 2008 Plan year, there were unintentional delays by VF for two recently acquired businesses in submitting employee contributions to the trustee in the amount of $21,180. Delays in making contributions constitute prohibited transactions. Fidelity has computed the participants’ loss of earnings due to the delinquent deposits, and VF has reimbursed the Plan and participants for such loss of earnings.

VF Corporation Retirement Savings Plan
For Salaried Employees
Schedule H — Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 23-1180120
Plan Number: 002
December 31, 2008

(c)
Description of
	(b)	investment (including
	Identity of issue, borrower,	rate of interest	(d)		(e)
(a)	lessor, or similar party	and maturity date)	Cost **		Current value

*	Participant loans	Rates of 4.0%-10.25%,
		maturity dates from 1 to 10 years	*	*	$10,822,658

*	Party-in-interest to the Plan.

**	Cost omitted for participant-directed investments.

VF Corporation Retirement Savings Plan
For Salaried Employees
Schedule H, Line 4a—Schedule of Delinquent Participant Transactions
For the Year Ended December 31, 2008

Relationship to
Plan, Employer, or
	Other Party	Description of
Identity of Party Involved	in-Interest	Transactions	Amount
VF Corporation	Employer/Plan Sponsor	Participant contributions for employees of Seven For All Mankind, LLC and lucy, inc. were not funded within the time prescribed by D.O.L. Regulation 2510.3-102.

		The lucy, inc. January 25, February 8 and February 22, 2008 participant contributions were submitted March 18, 2008	$ 1,794

		The lucy, inc. March 28, 2008 participant contributions were submitted February 17, 2009	$ 8,633

		The Seven For All Mankind, LLC June 25, 2008 participant contributions were submitted February 10, 2009	$10,753